HARBOR LIGHT SECURITIES, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS

Cash and cash equivalents	$	109,615
Accounts receivable		111,415
Property and equipment, at cost, less accumulated depreciation of $8,651		22,863
Prepaid expenses		93,574
Total assets	$	337,467

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	40,456
Total liabilities		40,456
Members' equity	$	197,011
Total liabilities and members' equity	$	337,467

The accompanying notes are an integral part of these financial statements.